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                             October 5, 2021

       Gerard G. Law
       Chief Executive Officer
       Project Clean, Inc.
       3 Executive Campus, Suite 155
       Cherry Hill, NJ 08002

                                                        Re: Project Clean, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
21, 2021
                                                            File No. 377-05272

       Dear Mr. Law:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Amendment No. 1

       Summary Financial and Other Data, page 18

   1.                                                   Please consistently
present Long term debt either including or excluding the Loan with
                                                        PPZ, a related party,
given such loan's inclusion as of June 30, 2021 and exclusion as of
                                                        December 31, 2020 and
2019. Further, given the significance of the Convertible
                                                        debt entered during the
six months ended and remaining outstanding as of June 30,
                                                        2021, disclose the
obligation related to your Convertible debt based on your election of the fair value option
for such outstanding debt as of the period-end dates presented.
 Gerard G. Law
FirstName   LastNameGerard G. Law
Project Clean, Inc.
Comapany
October     NameProject Clean, Inc.
         5, 2021
October
Page 2 5, 2021 Page 2
FirstName LastName
Use of Proceeds, page 59

2. We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of
         Regulation S-K.
Capitalization, page 61

3. We note your revisions made in response to our prior comments 5 and 6. Regarding subnote (3) pertaining to Class A Common stock on a pro forma basis, please
         disclose the total number of Class A shares issued and outstanding on a pro forma basis directly related to the conversion of outstanding convertible promissory notes, and provide similar disclosure throughout your prospectus as appropriate.
        You may contact Beverly Singleton at (202) 551-3328 or Mark Rakip at
(202) 551-
3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Perry Hindin at
(202) 551-3444 with
any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing